

May 21, 2015

Via E-mail
Mr. Weston Hicks
President, Director and Principal Executive Officer
Alleghany Corporation
7 Times Square Tower
New York, NY  10036

**Re:     Alleghany Corporation**
**Form 10-K for the Fiscal Year December 31, 2014**
**Filed February 24, 2015**
**File No. 001-09371**

Dear Mr. Hicks:

We have reviewed your May 5, 2015 response to our April 21, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
1.  Summary of Significant Accounting Principles
(c) Fair Value, page 121

1.  ASC 320-10-50-1B states that credit quality, business sector and geographic concentrations (among others) should be considered when determining whether it is necessary to break out a security type into greater detail in the notes to financial statements.  In this regard, your response to our comment 1 provided a yield curve graph from Bloomberg as of 12/31/2014.  Please provide us with your own historical information that supports your assertion that the securities in your municipal bond portfolio share similar economic interests or explain why Bloomberg's information is more reliable than your own historical information.  Further, refer to page 108 regarding your statement that issuers of revenue bonds may carry a greater risk of default than general obligation bonds, and to the table presenting revenue versus general obligation bonds.  Please help us understand why this disclosure is material yet further

disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary, particularly for general obligation versus revenue bonds.

2. Regarding your response to prior comment 2, please specify and describe the method(s) you use to fair value the Level 2 and Level 3 debt securities, such as the market or income approach, in your proposed revised disclosure. For Level 3 debt securities, you currently disclose that you use a method that compares transactions of similarly structured instruments, uses discounted cash flows, or uses option adjusted spread analyses. To the extent you use multiple valuation methodologies within a debt security class, tell us the extent you use each method, and the circumstances that determine the use of each approach. Further, to the extent different inputs are used by each of the debt security class/valuation method, separately list the inputs you use under each of the debt security class/valuation method.

Please contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Sasha Parikh at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant